

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

<u>**Via U.S. Mail**</u>
Mr. Jean Perrotti
Chief Financial Officer
Superclick, Inc.
10222 ST-Michel Blvd.
Suite 300
Montreal, Quebec, H1H 5H1

January 7, 2008

Re: **Superclick, Inc.
          Form 10-KSB for Fiscal Year Ended October 31, 2006
          Filed January 30, 2007
          File No. 333-31238**

Dear Mr. Perrotti:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director